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811-21323
Branch 16

September 24, 2010

BY HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Rutgers Enhanced Ins. Co. v. Esty, et al., Civ. No. 1:10-CV-11259 (D. Mass.);

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached for filing on behalf of Eaton Vance Management and Eaton Vance Corp. is the Notice of Voluntary Dismissal filed with the United States District Court for the District of the Massachusetts in the above-referenced matter.

Very truly yours,

James R. Carroll /M.D.(

James R. Carroll

Enclosure

cc: Maureen Gemma
Kathryn McElroy

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

RUTGERS ENHANCED INSURANCE COMPANY, individually and on behalf of all others similarly situated,

Plaintiff,

v.

BENJAMIN C. ESTY, Trustee of the Eaton Vance Limited Duration Income Fund, THOMAS E. FAUST, JR., Trustee of the Eaton Vance Limited Duration Income Fund, ALLEN R. FREEDMAN, Trustee of the Eaton Vance Limited Duration Income Fund, WILLIAM H. PARK, Trustee of the Eaton Vance Limited Duration Income Fund, RONALD A. PEARLMAN, Trustee of the Eaton Vance Limited Duration Income Fund, HELEN FRAME PETERS, Trustee of the Eaton Vance Limited Duration Income Fund, HEIDI L. STEIGER, Trustee of the Eaton Vance Limited Duration Income Fund, LYNN A. STOUT, Trustee of the Eaton Vance Limited Duration Income Fund, RALPH F. VERNI, Trustee of the Eaton Vance Limited Duration Income Fund, NORTON H. REAMER, Trustee of the Eaton Vance Limited Duration Income Fund, EATON VANCE MANAGEMENT, an investment advisor and Massachusetts business trust, EATON VANCE CORPORATION, a Maryland corporation and publicly-held holding company, EATON VANCE LIMITED DURATION INCOME FUND, a Massachusetts business trust, and JOHN AND JANE DOES 1-100,

Defendants.

Civil Action No. 10-11259-WGY

NOTICE OF VOLUNTARY DISMISSAL WITHOUT PREJUDICE AS TO DEFENDANTS

Plaintiff Rutgers Enhanced Insurance Company, by and through the undersigned counsel, hereby voluntarily dismisses its claims without prejudice against Defendants pursuant to Rule 41(a)(1)(A)(i) of the Federal Rules of Civil Procedure. Defendants have not served an answer or motion for summary judgment to Plaintiff's complaint.

Dated this 14th day of September, 2010

Respectfully submitted,

BERMAN DEVALERIO

/s/ Daryl DeValerio Andrews
Glen DeValerio BBO 122010
Daryl DeValerio Andrews BBO 658523
gdevalerio@bermandevalerio.com
dandrews@bermandevalerio.com
One Liberty Plaza
Boston, MA 02109
Telephone: (617) 542-8300
Facsimile: (617) 542- 1194

POMERANTZ HAUDEK GROSSMAN & GROSS LLP
Marc I. Gross
Jeremy A. Lieberman
100 Park Ave, 26th Floor
New York, NY 10017
Telephone: (212) 661-1100
Facsimile: (212) 661- 8665

POMERANTZ HAUDEK GROSSMAN & GROSS LLP
Patrick V. Dahlstrom
10 North LaSalle Street
Suite 3503
Chicago, IL 60603
Telephone: (312) 377-1181
Facsimile: (312) 377-1184

Attorneys for Plaintiff

CERTIFCATE OF SERVICE

I hereby certify that these documents filed through the ECF System will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non registered participants.

Dated: September 14, 2010

/s/ Daryl DeValerio Andrews
Daryl DeValerio Andrews